Hypo Real Estate
HOLDING

RECEIVED

2005 NOV -7 A 11:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

05012325

SUPPL

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-729
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse@HypoRealEstate.com

Rule 12g3-2(b) File No. 82-34748

Date 02 November 2005

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Dr. Heiner Bendfeld

Kay Amelungse

PROCESSED
NOV 07 2005
THOMSON FINANCIAL

Enclosures

(1)17 October 2005 Press release: Hypo Real Estate Capital Corporation Closes $ 77.8 Million Construction Loan for the Macallan Building, Bostons's First Environmentally Designed Residential Building

(2) 25 October 2005 Press release: Württembergische Hypothekenbank issues EUR 1 bn Senior Unsecured Bond

Hypo Real Estate
GROUP

Press release

Hypo Real Estate Capital Corporation Closes $77.8 Million Construction Loan for the Macallen Building, Boston's First Environmentally Designed Residential Building

New York, Munich, October 17th 2005: Hypo Real Estate Capital Corporation ("HRECC"), the New York-based subsidiary of Hypo Real Estate Bank International and one of the leading financial institutions in the United States commercial real estate industry, closed a $77.8 Million three-year loan on September 30 for the construction of The Macallen Building, an 11-story residential condominium building in Boston, MA. The borrower is Macallen Properties, LLC, a special purpose entity controlled by local New England real estate developers, the Pappas Family.

The Macallen Building represents Phase II of the Court Square Press Redevelopment, which will contain 143 condominium units, approximately 7,100 square feet of retail space and a three-level, 289-space parking garage. It will be the first residential building in Boston to qualify for Leadership in Energy and Environmental Design (LEED) certification by the U.S. Green Building Council and will feature the only living "green roof" in the city. Construction will utilize recycled materials, such as linoleum flooring and quartz stone counters, and will include energy and water saving systems.

"Hypo Real Estate Capital Corporation is pleased to provide financing to Macallen Properties and the Pappas Family for such a milestone construction project," stated Evan F. Denner, Deputy CEO of Hypo Real Estate Capital Corporation. "The Macallen Building will truly be a leading property in the Boston marketplace and we are pleased to have worked with the Pappas Family in the construction and development of this project."

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2

Notes to editors:

About Hypo Real Estate Capital Corporation
Hypo Real Estate Capital Corporation, a subsidiary of Hypo Real Estate Bank International, is one of the leading lenders in the United States commercial real estate marketplace. Hypo Real Estate Capital provides innovative financial solutions for a prestigious client base throughout the U.S. Over the last five years the firm has closed more than $18 billion in construction, fixed rate, floating rate and mezzanine loans. Headquartered in New York, Hypo Real Estate Capital is active in all markets across the U.S.

Press contact:

Hypo Real Estate Group:
Oliver Gruß
Phone: +49 (0) 89 203007 781
Fax: +49 (0) 89 203007 772
E-mail: oliver.gruss@hyporealestate.com

Hypo Real Estate
GROUP

Press release

Wuerttembergische Hypothekenbank AG issues EUR 1bn Senior Unsecured Bond

Stuttgart/Munich, 25.10.2005: Wuerttembergische Hypothekenbank AG, Stuttgart, issued EUR 1bn Senior Unsecured Bond under its EMTN-Program.

The issue has a maturity of 3.5 years (11th November 2005 – 11th May 2009) and pays a coupon of 3-month-Euribor +9.5bp. The issue price was fixed at 100%. The issue is listed in Luxembourg and has been rated A-/A2. It has been placed by a syndicate comprising Clayon, Citigroup, Dresdner Kleinwort Wasserstein, DZ Bank, HypoVereinsbank and LBBW.

ISIN: A0E92V/383

Wuerttembergische Hypo due to become Hypo Real Estate Bank International AG

As already announced, the Hypo Real Estate Group is taking advantage of the opportunities provided by the new Pfandbrief Act. Accordingly, the group – which is one of the largest European providers of commercial real estate financing – is combining its *international real estate financing business* in Wuerttembergische Hypothekenbank (Stuttgart), which from 2006 onwards will trade as **Hypo Real Estate Bank International AG.** Public Finance business as well as Capital Markets will be operated in Hypo Public Finance Bank puc (Dublin), which will in future be a subsidiary of Hypo Real Estate Bank International AG. The centre of competence for the *German market* is **Hypo Real Estate Bank AG** in Munich.

Press contact:
Doris Linder
Phone: +49 (0)89 203007 774
Fax: +49 (0)89 203007 772
E-mail:doris.linder@hyporealestate.com